Exhibit (a)(1)(E)

FORM OF
COMMUNICATION TO ELIGIBLE HOLDERS PARTICIPATING IN
THE EXCHANGE OFFER CONFIRMING RECEIPT OF ELECTION FORM

Date:

To:

From:	Cidara Therapeutics, Inc.

Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form. This confirmation should not, however, be construed to imply that the Election Form or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Eligible Options for exchange. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept any Eligible Options elected for exchange and to grant you New Options, subject to the terms and conditions set forth in the Exchange Offer, promptly following the expiration of the Exchange Offer at 9:00 p.m. Pacific Time on Wednesday, December 18, 2019, unless the Exchange Offer is extended by us. Any Eligible Options listed on your Election Form for which you checked the “YES, exchange Eligible Option for New Option” box (and which remain Eligible Options at the expiration of the Exchange Offer) will be cancelled and New Options granted in exchange in the manner described in the Exchange Offer. This Election Form, to the extent properly completed and signed, will supersede any prior Election Form you submitted to us.

Unless you withdraw your tendered Eligible Options by providing us a properly completed and signed Election Form before 9:00 p.m. Pacific Time on Wednesday, December 18, 2019 (or, if the Exchange Offer is extended, before the new termination date) (provided, however, that unless we have accepted your tendered Eligible Options, you may also withdraw any such tendered Eligible Options at any time after 9:00 p.m. Pacific Time on Friday, January 17, 2020), we will, subject to the conditions of the Exchange Offer, cancel all Eligible Options that you have properly tendered and grant you New Options in exchange. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of the Exchange Offer we will provide you with a “confirmation letter” confirming that your Eligible Options have been accepted for exchange. In addition, we will separately send to you the grant documents relating to the New Options for signature.

Your Election Form may be changed or revoked at any time by subsequently delivering a new properly completed and signed Election Form, so long as we receive the documents before the Expiration Time. Please note that your Election Form will be considered “received” on the date and at the time it was sent to Cidara, provided that you are able to produce evidence that your Election Form was sent to Options@Cidara.com prior to the Expiration Time. If you are not able to produce evidence that your Election Form was sent to Options@Cidara.com prior to the Expiration Time, your Election Form will be considered “received” on the date and at the time that Cidara receives it at Options@Cidara.com.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, the Election Form or other documents relating to the Exchange Offer) to Allison Lewis by sending an email to Options@Cidara.com or by calling (858) 249-7391.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Exchange Eligible Options for New Options, dated November 20, 2019 (the “Exchange Offer”).